Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We have issued our reports dated March 15, 2007, accompanying the consolidated financial statements and schedules of Intevac, Inc. (which report expressed an unqualified opinion and contains an explanatory paragraph about Intevac, Inc.’s adoption of Statement No. 123R, “Share-Based Payment”) and management’s assessment of the effectiveness of internal control over financial reporting (which report expressed an unqualified opinion on management’s assessment and on the effective operation of internal control over financial reporting) included in the Annual Report of Intevac, Inc. on Form 10-K for the year ended December 31, 2006 which are incorporated by reference in this Registration Statement on Form S-8 pertaining to the Intevac, Inc. 2004 Equity Incentive Plan. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports.
GRANT THORNTON LLP
San Jose, California
May 30, 2007